Filed by Stone Ridge Trust

pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Stone Ridge Trust III (SEC. File No. 811-23018)

Subject Line: AVRPX Shareholder Vote: Important Updates

Dear [Name],

This e-mail contains important information regarding the shareholder vote to reorganize the Stone Ridge All Asset Variance Risk Premium Fund (“AVRPX”) into an open-end, daily liquid mutual fund that would have a 1.50% management fee, 0.50% lower than the current AVRPX management fee of 2.00%.

Key Updates:

●	The definitive proxy statement outlining the proposed reorganization can be found here .

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All shareholders in AVRPX as of the record date of October 15 will receive the proxy materials via mail or electronically over the next 1-2 weeks, depending on how each shareholder elected to receive documents with their custodian and when custodians send it out. These materials will include instructions on how to vote.

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The voting window opens as soon as shareholders receive the materials and closes on December 1 (the “Proxy Submission Window”). If you have discretion to vote on behalf of your clients, you can submit your vote beginning today.

Proxy Solicitation Process:

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Please ask your clients to vote as soon as possible once they receive proxy materials. Instructions on how they can vote over the phone, by internet or by mail will be detailed on the proxy card they receive. Please explain that their vote is critical no matter how many shares they own and that voting earlier in the window limits any follow-up calls from representatives of AVRPX’s proxy solicitor, Okapi Partners.

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If you have discretion to vote on behalf of your clients, we can take direction via e-mail from you starting today, provided your clients are listed in Okapi’s database. Please send an e-mail to StoneRidgeVote@okapipartners.com stating “I am authorized to vote on the listed accounts” and how you want those shares voted. For example, “Vote with Board Recommendation for the proposal.” You must include a spreadsheet with your clients’ names and addresses.

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If you do not have discretion to vote on behalf of your clients, they can vote via phone, internet, or mail by following the instructions on their proxy card once the Proxy Submission Window opens. If they do not have their proxy card, they can contact agents of Okapi at the toll-free number listed below and Okapi will work with them to ensure they can vote their shares. Your clients may also submit the same voting directions via e-mail (provided they are listed in Okapi’s database) to StoneRidgeVote@okapipartners.com or to you. If sent to you, you can then forward their e-mail to StoneRidgeVote@okapipartners.com. Your client’s e-mail must contain his or her name and address.

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If your clients’ voting instructions have not been received by early November, they may receive a telephone solicitation from Okapi. These phone calls will only be made to shareholders whose voting instructions have not been collected.

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If your clients have any questions, please provide this toll-free number for more information: 888-785-6707. Agents of Okapi are available to answer client questions or to record voting instructions Monday through Friday from 9:00 a.m. to 7:00 p.m. Eastern Time. The voting process is quick and easy and will require only a couple minutes of their time.

For important information regarding AVRPX or the proposed transaction to reorganize AVRPX into an open-end fund (the “Reorganization”), or to receive a free copy of the Prospectus/Proxy Statement please call Okapi Partners LLC toll-free at 888-785-6707. The Prospectus/Proxy Statement contains important information about the Reorganization and the open-end fund in which shareholders of AVRPX would own shares upon the closing of the Reorganization, including information about investment strategies and risks, fees and expenses. The Prospectus/Proxy Statement is also available for free on the SEC’s website (www.sec.gov). Please read the Prospectus/Proxy Statement carefully when considering the Reorganization.